

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Eric L. Kelly, CEO
Overland Storage, Inc.
9112 Spectrum Center Boulevard
San Diego, CA 92123

> **Re: Overland Storage, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 26, 2012**
> **File No. 333-179170**

Dear Mr. Kelly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated by Reference, page 1

1.   Please revise this section to incorporate by reference the current reports on Form 8-K filed on August 4, 2011 and August 15, 2011. Refer to Item 12(a)(2) of Form S-3.

Exhibit 5.1

2.   The third paragraph of the legality opinion references the "Warrant Agreements," although there appears to be no discussion of such agreements in the prospectus. Please advise. Also, a legality opinion is required for rights issued under a shareholder rights plan when a registration statement is filed for the common stock to which the rights relate. Refer to Section II.B.1.g. of Staff Legal Bulletin No. 19. Accordingly, please obtain a revised opinion of counsel that opines whether the common stock purchase rights that accompany your common stock are binding obligations of the registrant under the law of the jurisdiction governing the rights agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Paul L. Sieben, Esq.
        O'Melveny & Myers LLP